Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2018	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual General Shareholders’ Meeting and Board of Directors of Natuzzi S.p.A.:

Approved 2017 Financial Statements

Appointed the New Board of Directors

Pasquale Natuzzi Confirmed as CEO and Chairman of the Board

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 30, 2018--Natuzzi S.p.A. (NYSE:NTZ) (the “Company”) announced that its shareholders at the Annual General meeting, held on April 30, 2018, approved the Company’s Financial Statements for the fiscal year ended December 31, 2017 and also acknowledged the presentation of the 2017 Consolidated Financial Statements of the Natuzzi Group.

As previously announced, the Group reported for the 2017 fiscal year consolidated total net sales of €449.6 million, versus €457.2 million in the previous year, and a net loss before non-controlling interests of €31.9 million as compared to €6.5 million in 2016.

On the same date, the Ordinary Shareholders Meeting re-elected Pasquale Natuzzi, Antonia Isabella Perrone, Giuseppe Antonio D’Angelo, Vincenzo Perrone, Stefania Saviolo and Ernesto Greco, and newly elected Paolo Braghieri, as members of the Company’s Board of Directors for a three-year term.

Following the above-mentioned Ordinary Shareholders Meeting, the Board of Directors met today and confirmed Pasquale Natuzzi as Chief Executive Officer of the Natuzzi Group and Chairman of the Board of Directors. Director Ernesto Greco has been confirmed Executive Director with ad hoc powers to supervise and support activities of the finance staff.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the Italian lifestyle best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2016) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

CONTACT:
Natuzzi Investor Relations:
Piero Direnzo (IR Manager); +39.080.8820.812 – pdirenzo@natuzzi.com

Natuzzi Corporate Communication:
Vito Basile (Press Office); +39.080.8820.676 – vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	APRIL 30, 2018	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi